June 29, 2011
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings
Re:	Response to Comments of Staff Regarding CenterPoint Energy, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2010 and Proxy Statement on Schedule 14A Filed March 11, 2011 (File No. 001-31447)
Dear Mr. Owings:
     CenterPoint Energy, Inc.’s (the “Company”) response to the comments of the Staff of the Division of Corporation Finance contained in your letter dated June 7, 2011 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Company’s Proxy Statement on Schedule 14A that was filed on March 11, 2011 is included in the enclosed memorandum of the Company to the Staff. The Company hereby acknowledges in connection with its responses to the Staff’s comments that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned (713-207-7425) with any questions or comments you may have regarding the enclosed.

Very truly yours, CenterPoint Energy, Inc.
By:	/s/ Walter L. Fitzgerald
Walter L. Fitzgerald
Senior Vice President and Chief Accounting Officer

cc:
Christopher J. Arntzen
CenterPoint Energy, Inc.

June 29, 2011
CenterPoint Energy, Inc.
Memorandum in Response to Staff Comments
Annual Report on Form 10-K
for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Proxy Statement on Schedule 14A
Filed March 11, 2011
(Registration No. 001-31447)
     This memorandum sets forth the responses of CenterPoint Energy, Inc. (the Company) to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in its comment letter dated June 7, 2011 (the Comment Letter) relating to the Company’s Annual Report on Form 10-K (the 2010 Form 10-K) for the fiscal year ended December 31, 2010 that was filed on March 1, 2011 and the Company’s Proxy Statement on Schedule 14A (the Proxy Statement) that was filed on March 11, 2011 (File No. 001-31447). For your convenience, we have repeated the comments of the Staff as given in the Comment Letter, and set forth below each comment is the response of the Company. Capitalized terms used in this letter that are not defined have the meanings given to them in the 2010 Form 10-K and the Proxy Statement.
Form 10-K for Fiscal Year Ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Executive Summary, page 40
Factors Influencing Our Business, page 40
Comment
1.	Please disclose your basis for the statement in the third paragraph, sixth sentence that you anticipate that customer growth will continue despite recent economic downturns.
Company Response
The Electric Transmission & Distribution and Natural Gas Distribution business segments of CenterPoint Energy are located in Arkansas, Louisiana, Minnesota (primarily the Minneapolis area), Oklahoma, and Texas (primarily the Houston/Galveston area). These areas of the United States, while experiencing a decline in housing starts compared to years prior to the most recent economic downturn, have continued to add customers over the past 2 years. Current forecasts from IHS Global Insight show that these areas are expected to continue to have housing starts in spite of the lingering economic downturn, which housing starts are expected to continue to increase the customer base.

Comment
2.	We note the disclosure in the fourth paragraph, second sentence that a backhaul agreement in your Interstate Pipelines segment is due to expire in 2011. Please disclose the estimated impact of the expiration of such agreement on your revenues. Please also disclose whether you have secured a new contract to offset any such negative impact on your revenues. See Item 303(a)(3)(ii) of Regulation S-K and Instruction 3 to Item 303(a) of Regulation S-K.
Company Response
We estimate the 2011 impact on our revenue to be approximately $20 million due to the June 30, 2011 expiration of the backhaul agreement. The $20 million amount is net of all contracting opportunities which may be available to Interstate Pipelines due to the expiring agreement. We will include the requested disclosure in future filings.
Liquidity and Capital Resources, page 53
Future Sources and Uses of Cash, page 54
Comment
3.	Please briefly describe the general purpose of your capital expenditures for each of your business segments. See Item 303(a)(2)(i) of Regulation S-K.
Company Response
Capital expenditures are expected to be used for investment in infrastructure for our electrical transmission & distribution operations and our natural gas transmission, distribution & gathering operations. These capital expenditures are anticipated to both maintain reliability and safety as well as to expand the system through value-added projects. We will include in future filings a description of the general purpose of capital expenditures.
Definitive Proxy Statement on Schedule 14A
Election of Directors (Item 1), page 3
Compensation of Directors, page 16
Chairman’s Supplemental Retainer and Special Awards, page 16
Comment
4.	We note the statement that the Board of Directors authorized you to provide Mr. Carroll with additional annual cash awards during the period commencing on June 30, 2010. However, you also disclose that, under this arrangement, you paid such award to Mr. Carroll on June 1, 2010. Please clarify why a payment was made on June 1, 2010 when the award period was scheduled to begin on June 30, 2010.

Company Response
In light of this question, we believe the disclosure of Mr. Carroll’s supplemental compensation should be clarified in our future filings. The arrangement approved in April 2010 has two components:
1.	A supplemental monthly retainer of $30,000 payable on the last day of each month, with the first payment on June 30, 2010 and continuing thereafter until May 31, 2013, unless Mr. Carroll’s service as non-executive chairman is terminated earlier than that date; and
2.	Annual cash awards equal to the product of (i) 25,000 and (ii) the closing sales price per share of the Company’s common stock on the award date. The annual cash awards are to be made on June 1, 2010, June 1, 2011 and June 1, 2012. In lieu of the annual cash award, Mr. Carroll has the option to elect annually that the payment be made in the form of 25,000 fully vested shares of the Company’s common stock, which he did with respect to the June 1, 2010 award.
The revised disclosure from the Proxy Statement would read as follows:
Under an arrangement approved by the Board of Directors in April 2010, Mr. Carroll receives the compensation payable to other non-employee directors and certain supplemental compensation for agreeing to serve as the non-executive Chairman of the Board through May 2013, which position involves a substantial commitment of time over and above regular service as a Board member and member of committees of the Board. Under this arrangement, Mr. Carroll receives a monthly supplemental retainer of $30,000, payable beginning June 30, 2010 and continuing thereafter until the earlier of May 31, 2013 or the termination of Mr. Carroll’s service as non-executive Chairman of the Board. In addition, Mr. Carroll is entitled to annual cash awards on June 1, 2010, June 1, 2011 and June 1, 2012. The amount of each annual cash award is equal to the product of (i) 25,000 and (ii) the closing sales price per share of our common stock on the consolidated transaction reporting system for the New York Stock Exchange on the respective award date, or if there have been no such sales so reported on that date, on the date immediately preceding the respective award date on which such a sale was so reported. Mr. Carroll has the option to elect on or prior to the award date of a particular annual cash award to receive 25,000 fully vested shares of CenterPoint Energy common stock in lieu of a cash award (subject to applicable holding period and resale restrictions under federal securities laws). Under this arrangement, we issued 25,000 shares of CenterPoint Energy common stock to Mr. Carroll on June 1, 2010. In conjunction with his duties as non-executive Chairman of the Board, we also provide Mr. Carroll office space and administrative assistant services.

Compensation Discussion and Analysis, page 23
Elements of Compensation, page 28
Long Term Incentives, page 30
Comment
5.	Please disclose why you consider the allocation between performances shares and stock awards on a 70% and 30% basis, respectively, to be an appropriate blend of grants. See Item 402(b)(2)(iii) of Regulation S-K.
Company Response
The Compensation Committee reviews the allocation between performance shares and stock awards annually with its compensation consultant, Frederic W. Cook & Co., Inc. In 2011, Cook & Co. confirmed that the allocation between performance shares and stock awards on a 70% and 30% basis, respectively, was market based among both utility peers and the general industry. Cook & Co. also reported that it believes that the blend is sufficient to provide both an incentive and retention effect for our named executive officers. We will reference this analysis in future filings.
Executive Compensation Tables, page 35
Summary Compensation Table, page 35
Comment
6.	Please include a footnote to disclose all assumptions made in the valuation of the amounts reported under the “Stock Awards” column. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.
Company Response
The disclosure provided in footnote 4 to the Summary Compensation Table on page 35 sets forth the assumptions made in the valuation of the Stock Awards column shown in the table. Such assumptions include reference to the use of the target level of achievement and the exclusion of the effects of the estimated forfeitures. The Company also provided a reference in this footnote to the Grants of Plan-Based Awards table on page 38. The lead-in to that table sets forth the grant date fair value of $14.21. No additional assumptions were used in the valuation of these Stock Awards. We believe that such footnote and lead-in provide more direct disclosure than simply providing a reference to related assumptions in another document as permitted by Instruction 1 to Item 402(c)(2)(v) and (vi).
Comment
7.	We note that the amounts disclosed in the “Stock Awards” column represent the “target achievement level.” Please disclose in footnote (4) the value of the awards at the grant date assuming that the highest level of performance conditions will be achieved. See Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K.
Company Response
We respectfully advise the Staff that we have disclosed in footnote (4) on page 36 of the Proxy Statement the value of the stock awards assuming the highest achievement level of the performance conditions.
Comment
8.	Please explain to us why the amounts disclosed in the “Stock Awards” column, which represent the grant date value assuming a target achievement level, do not match the amounts disclosed on page 45 in the row “Long term incentive compensation at target.”
Company Response
The amounts disclosed in the “Stock Awards” column of the Summary Compensation Table on page 35 vary slightly from the amounts disclosed on page 45 in the “Long term incentive compensation at target” row due to rounding. In the calculation of the shares granted on page 45, the share number is rounded. These shares are valued as shown in the Summary Compensation Table. Please note the rows “Performance shares granted at target” and “Stock awards granted at target” on page 45 include the word “(rounded)” to make this distinction.
Outstanding Equity Awards At Fiscal Year-End 2010, page 48
Comment
9.	We note that the number of shares reported in the “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” column represents the number of shares that would be granted at the target achievement level. Please confirm to us that your 2010 fiscal year’s performance for the objectives of total shareholder return, core operating income, modified cash flow and cash dividends declared do not require you to disclose, in the above referenced column, the number of shares that would be granted at the threshold achievement level or the maximum achievement level. See Instruction 3 to Item 402(f)(2) of Regulation S-K.
Company Response
Upon review in connection with this comment response, we have determined that certain awards should have been reported at achievement levels other than target. We have reproduced the Outstanding Equity Awards at Fiscal Year-End 2010 table below with modifications to reflect the revised reporting in the “Stock Awards—Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” and “—Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested” columns and in footnote (3). We will make similar disclosures in future filings.

Outstanding Equity Awards At Fiscal Year-End 2010
     The following table provides information regarding the outstanding equity awards held by our named executive officers as of December 31, 2010. The closing stock price on the New York Stock Exchange on December 31, 2010 was $15.72.

		Option Awards(1)					Stock Awards(1)
									Equity Incentive
	Number		Equity Incentive					Equity Incentive	Plan Awards: Market
	of	Number of	Plan Awards: Number					Plan Awards: Number	or Payout Value of
	Securities	Securities	of Securities				Market Value of	of Unearned Shares,	Unearned Shares,
	Underlying	Underlying	Underlying			Number of Shares or	Shares or Units of	Units or Other	Units or Other
	Unexercised Options	Unexercised Options	Unexercised	Option Exercise		Units of Stock That	Stock That Have Not	Rights That Have	Rights That Have
	(#)	(#)	Unearned Options	Price	Option Expiration	Have Not Vested	Vested	Not Vested	Not Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)(2)	($)	(#)(3)	($)
McClanahan	148,864	—	—	31.9786	3/5/2011	—	—	452,065	7,106,462
	203,377	—	—	6.4378	3/4/2012	—	—	—	—
	103,900	—	—	5.6400	3/3/2013	—	—	—	—
	106,100	—	—	10.9200	3/2/2014	—	—	—	—
Whitlock	26,522	—	—	21.6777	7/31/2011	—	—	150,665	2,368,454
	40,600	—	—	5.6400	3/3/2013	—	—	—	—
	35,200	—	—	10.9200	3/2/2014	—	—	—	—
Rozzell	62,767	—	—	31.9786	3/5/2011	—	—	141,700	2,227,525
	74,263	—	—	31.1347	4/1/2011	—	—	—	—
	56,539	—	—	6.4378	3/4/2012	—	—	—	—
	37,100	—	—	10.9200	3/2/2014	—	—	—	—
Standish	41,254	—	—	31.9786	3/5/2011	—	—	136,375	2,143,816
	29,100	—	—	5.6400	3/3/2013	—	—	—	—
	24,800	—	—	10.9200	3/2/2014	—	—	—	—
Harper	—	—	—	—	—	16,666	261,990	59,490	935,184

(1)	None of the awards have been transferred.

(2)	Mr. Harper’s remaining shares of his stock award granted upon his employment will vest on December 10, 2011.

(3)	Outstanding stock awards with performance objectives will fully vest on the following dates:

Grant Date	Type of Stock Award	Vesting Date	McClanahan	Whitlock	Rozzell	Standish	Harper
February 20, 2008	Stock Award(a)	February 20, 2011	40,100	13,300	12,500	12,000	—
February 18, 2009	Performance Shares (b)	December 31, 2011	159,320	53,120	49,960	48,080	23,000
February 18, 2009	Stock Award (a)	February 18, 2012	51,200	17,100	16,100	15,500	7,400
February 24, 2010	Performance Shares (c)	December 31, 2012	156,645	52,245	49,140	47,295	22,590
February 24, 2010	Stock Award (a)	February 24, 2013	44,800	14,900	14,000	13,500	6,500

Total			452,065	150,665	141,700	136,375	59,490

(a)	Award provides only one achievement level.

(b)	Based on 2009 and 2010 results, reflects target achievement for total shareholder return award, and maximum achievement for core operating income award and modified cash flow award.

(c)	Based on 2010 results, reflects maximum achievement for total shareholder return award, core operating income award and modified cash flow award.
Option Exercises and Stock Vested for Fiscal Year 2010, page 49
Comment
10.	Please explain why you used the date on which the performance achievement levels were approved by the Compensation Committee, instead of the vesting date of the performance shares, when calculating the value realized on vesting for the performance shares, as disclosed in footnote (a) to the table shown as part of footnote (1). See Instruction to Item 402(g)(2) of Regulation S-K.
Company Response
A participant is vested in the right to receive shares under the award agreements as of December 31 (the end of the performance cycle). However, pursuant to the terms of the awards, the actual number of shares to be awarded to the participant is not known until the Compensation Committee determines the applicable performance levels of the underlying goals within 60 days after the end of the performance cycle. Accordingly, the awards are valued for compensation purposes on the date that the Compensation Committee completes its determination, and it is on this date that the actual transfer of the stock is made to participants. In future proxy statements, the vesting date column will include a footnote to explain the date used for valuation.
Nonqualified Deferred Compensation Table, page 53
Comment
11.	Please disclose the portion of the amounts reported in the “Aggregate Balance at December 31, 2010” column that previously were reported as compensation to the named executive officer in your Summary Compensation Table for previous years. See Instruction to Item 402(i)(2) of Regulation S-K.
Company Response
Upon further review of the disclosure requirements in connection with this comment, the Company has determined that an additional row, set forth below, should be included in the table to report Mr. Harper’s contributions and earnings under the Company’s 2005 Deferred Compensation Plan. In addition, we have revised the first paragraph of footnote (2) as set forth below to reference Mr. Harper. Also, footnotes (4) and (5) have been added to provide the information requested in Item 402(i)(2) of Regulation S-K. We will make similar revisions in future filings.

Excerpt from Nonqualified Deferred Compensation Table

		Executive	Company		Aggregate	Aggregate
		Contributions in	Contributions in	Aggregate	Withdrawals/	Balance at
		2010	2010	Earnings in 2010	Distributions	December 31, 2010
Name	Plan Name	($)	($)(1)	($)(2)	($)	($)(5)
Harper	2005 Deferred Compensation Plan(4)	68,000	—	6,735	—	96,816

(2)	Aggregate Earnings in 2010 consist of earnings on prior plan deferrals. This interest rate for 2010 for the 1989 and 2005 Deferred Compensation Plans was 7.48% with interest compounded annually. Messrs. McClanahan, Whitlock, Standish and Harper have deferrals under one or both of these plans.

(4)	Mr. Harper’s contributions in 2010 relate to salary earned and deferred in that year. This amount is included for Mr. Harper in the Salary column of the Summary Compensation Table in 2010.

(5)	Included in Mr. Harper’s Aggregate Balance at December 31, 2010 is salary earned and deferred of $20,400 in 2009. This amount is included for Mr. Harper in the Salary column of the Summary Compensation Table in 2009. In the last three years, no other named executive officer has contributed to the 2005 Deferred Compensation Plan.